SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                   FORM 6-K
                               ----------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 5, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                -----------------------------------------------




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F     X                Form 40-F
                        ---------                    ----------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                            No           X
                        ---------                     ----------


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                    [LOGO]
                                 CNOOC LIMITED
                             [CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 23 December 2002 at 11 am for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary
Resolutions:

                              ORDINARY RESOLUTION

1. "THAT the ongoing connected transactions as described in the Announcement made by the Company on 5 December 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms such transactions."

                                                       By Order of the Board
                                                             Cao Yunshi
                                                         Company Secretary
Hong Kong, 5 December 2002

Notes:

1. Shareholders whose names are registered in the register of members of the Company on or before 18 December 2002 are entitled to attend and vote at the Extraordinary General Meeting.

2. Any Shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Registered Office of the Company not later than 48 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

3. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of the Registered Office of the Company:

CNOOC Limited
65/F, 1 Garden Road, Hong Kong
Tel: 852-2213 2500
Fax: 852-2525 9322

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                    [LOGO]
                                (CNOOC LIMITED)
                             [CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


          RENEWAL OF EXISTING WAIVER AND APPLICATION FOR A NEW WAIVER
                      FOR ONGOING CONNECTED TRANSACTIONS

The Existing Waiver granted by the Stock Exchange on 3 April 2001 from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions between the CNOOC Group and the Group will expire on 31 December 2002. The Directors have applied to the Stock Exchange for a New Waiver in respect of the Ongoing Connected Transactions for a period of three financial years ending 31 December 2005.

CNOOC indirectly owns an aggregate of approximately 70.61% of the issued share capital of the Company, and transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders. Furthermore, as the Ongoing Connected Transactions will continue on a regular basis, the Company has applied to the Stock Exchange for a waiver for three financial years ending 31 December 2005 from strict compliance with the relevant disclosure and approval requirements in respect of the Ongoing Connected Transactions under the Listing Rules.

A Circular containing particulars of the Ongoing Connected Transactions, a letter from the Independent Board Committee, an opinion of Cazenove Asia Limited, the independent financial advisor, together with a notice to convene the EGM to approve, among other things, the Ongoing Connected Transactions will be issued to Shareholders as soon as practicable.

1. BACKGROUND

We refer to the Prospectus setting out details in relation to the reorganisation of the Company in 1999 and the IPO of the Company in 2001.

Following the Restructuring, the Company became an indirect subsidiary of CNOOC. As CNOOC indirectly owns an aggregate of approximately 70.61% of the issued share capital of the Company, transactions between the CNOOC Group and the Group constitute connected transactions for the Company.

On 14 November 2000, the Company made an application for a waiver to the Stock Exchange from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions between the CNOOC Group and the Group. Subsequently, the Stock Exchange, on 3 April 2001, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in the Prospectus. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Stock Exchange for the New Waiver.

The Company is currently proposing to increase the annual limits of certain categories of Ongoing Connected Transactions in its New Waiver as compared with the annual limits in the Existing Waiver, further details of which are set out in paragraphs headed "Application for New Waiver" of this Announcement.

2. ONGOING CONNECTED TRANSACTIONS

The following connected transaction agreements were entered into between the Group and the CNOOC Group at the time of the Company's IPO.

The Directors expect that the Company will continuously enter into transactions with the CNOOC Group as stated in these agreements, which will constitute Ongoing Connected Transactions:

o Contracts with foreign petroleum companies;

o Trademark licence agreements;
o Lease agreement in respect of Nanshan terminal;
o Provision of materials, utilities and ancillary services;
o Technical services;
o Research and development services;
o Lease and property management services; and
o Sales of crude oil, condensate oil and liquefied petroleum gas.

Contracts with foreign petroleum companies

Immediately prior to the Restructuring, CNOOC had 37 production sharing contracts and one geophysical survey agreement with various international oil and gas companies. As part of the Restructuring, and in preparation for the Company's IPO, CNOOC transferred to the Group all of its rights and obligations under these contracts and future contracts, except those rights and obligations relating to CNOOC's administrative functions. However, CNOOC remains and will remain a party to the production sharing contracts, as required by existing laws and regulations. Under the PRC law, the negotiation of a production sharing contract is a function that only a national company, such as CNOOC, can perform. This function cannot be transferred to the Company because the Company is a pure commercial entity. Following the Global Offering, the Group has continued to deal with CNOOC with respect to the performance of the rights and obligations retained by CNOOC under the production sharing contracts. The Company expects that it will continue to enter into such arrangements with the CNOOC in the future.

New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organised by CNOOC and, to a lesser extent, through direct negotiation.

Trademark licence agreements

CNOOC and CNOOC's associate are the respective registered owners of two "CNOOC" trademarks. Under two non-exclusive licence agreements entered into on 9 September, 1999 and which are due to expire on 8 September 2008, the Group has obtained the right to use the trademarks for a nominal consideration of Rmb1,000 for each of the trademarks. The registration of the trademarks will expire on 6 December 2008 and 20 April 2009, respectively. Each of CNOOC and CNOOC's associate has undertaken that so long as CNOOC is the controlling shareholder (as defined in the Listing Rules) of the Company, it will renew the registration of the trademarks to enable the Group to continue to use the trademarks without any additional payment.

Lease agreement in respect of Nanshan Terminal

Under an agreement dated 9 September, 1999 among CNOOC, CNOOC's associate and the Group, CNOOC and its associate have granted the Group a right to use the land and buildings comprising the Nanshan Terminal, Yacheng 13-1 without any consideration payable to CNOOC or its associate for a term of 20 years. The property is occupied by the Group for natural gas processing purposes.

Provision of materials, utilities and ancillary services

After the establishment of CNOOC, four PRC subsidiaries were formed to undertake the exploration and production of oil and natural gas businesses. In addition, their scope of business included the provision of various facilities and ancillary services, such as the supply of materials for offshore oil and gas production, medical and employee welfare services, major equipment maintenance and repair work and the supply of water, electricity and heat.

After the Restructuring, these PRC subsidiaries of CNOOC no longer undertake the exploration and production of oil and natural gas businesses but continue to hold interests in various properties, including office buildings and warehouses, and to provide to CNOOC China facilities and ancillary services, some of which may not be available from independent third parties or available on comparable terms. Currently, these PRC subsidiaries of CNOOC only provide facilities and ancillary services to the Group. Following the expiry of existing supply agreements in September 2002, CNOOC China renewed such supply agreements with each of the four PRC subsidiaries of CNOOC for the supply of materials, utilities and ancillary services under the terms described below. Under these agreements, each of these four PRC subsidiaries provide to CNOOC China various materials, utilities and ancillary services, including:

o materials for offshore oil and gas production (including cement, diesel oil, mud, fuels, barite and paint);

o    oil and gas production labour services,
o    warehousing and storage;
o    road transportation services;
o    telecommunication and network services;
o    wharf services;
o construction services, including the construction of roads, piers, buildings, plants and embankment;
o major equipment maintenance and repair works; medical, child care and social welfare services; water, electricity and heat supply;
o    security and fire services; technical training; accommodation;
o    repair and maintenance of buildings; and
o    catering services.

The materials, utilities and ancillary services will be provided at:

(i)   state-prescribed prices; or

(ii) where there is no state-prescribed price, market prices, including the local or national market prices; or

(iii) when neither (i) nor (ii) is applicable, the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

The prices, volumes and other terms for the supply of materials, utilities and ancillary services will be reviewed by the parties annually. If any of the terms are to be amended, the parties will enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which such amendments are to take effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. The Company undertakes to comply with the provisions of the Listing Rules for any supplemental agreements to be entered into subsequently.

For the two years ended 31 December, 2001 and the six months ended 30 June 2002 the historical costs of the materials, utilities and ancillary services provided to the Group were Rmb793 million, Rmb815 million and Rmb272 million, respectively, representing 3.27%, 3.91% and 2.56%, respectively, of the Group's total revenues.

Technical services

Since the establishment of CNOOC, a number of specialised companies have been formed by CNOOC to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialised companies have provided services to the operators of oil and gas fields under the production sharing contracts through an open bidding process. In connection with the Restructuring, CNOOC's associates transferred to the Group the existing technical services agreements with the specialised companies. In 2002, the specialised companies novated these agreements to China Oilfield Services Limited ("COSL"), a company listed on the main board of the Stock Exchange and a subsidiary of CNOOC, who has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be. The Group will continue to use the technical and labour services provided by COSL and the specialised companies, including:

o    offshore drilling;
o    ship tugging, oil tanker transportation and security services;
o well survey, well logging, well cementation and other related technical services;
o collection of geophysical data, ocean geological prospecting, and data processing;
o    platform fabrication service and maintenance; and
o design, construction, installation and test of offshore and onshore production facilities.

For the two years ended 31 December 2001 and the six months ended 30 June
2002, the charges for such technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, were approximately Rmb 2,038 million, Rmb 2,367 million and Rmb 918 million, respectively, representing 8.41%, 11.37% and 8.63%, respectively, of the Group's total revenue. These costs are based on arm's length negotiations with COSL on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors and, in the case of the specialised companies, are based on an open bidding process. The Company expects that the costs relating to any future contract with COSL or the specialised companies will be on a similar basis.

Research and development services

General research and development services

Under the terms of an original general research and development services agreement dated 9 September 1999 with CNOOC's subsidiaries and China Offshore Oil Research Centre ("the Centre"), the Group pays the Centre for a term of three years from 9 September 1999, an annual amount of Rmb110 million, for the provision of the services, including:

o    geophysical exploration services;
o    seismic data processing;
o    comprehensive exploration research services; and
o    information technology services.

The Group may terminate the agreement by giving three months' written notice to the Centre. The Centre undertakes that the number of working hours spent by its senior, middle rank and junior staff on services provided to the Group under the agreement will not be less than 187,000, 215,000 and 150,000 hours per year, respectively, which is in line with the number of working hours spent by such staff during the two years ended 31 December, 1998. After the first year, the Group may request downward adjustments in light of the Group's requirements.

Following the expiry of the original three years' term of the general research and development services agreement, the Group and the Centre entered into a supplemental agreement to renew the original general research and development services agreement on the same terms and conditions for an indefinite period.

Research and development services for particular projects

The Group may also use the research and development services provided by the Centre for the provision of research and development services for particular projects through an open bidding process. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the costs for research and development services for particular projects through an open bidding process, were approximately Rmb 52 million, Rmb 50 million and Rmb 46 million, respectively, representing approximately 0.21%, 0.24% and 0.43%, respectively, of the Group's total revenues. The agreements for provision of research and development services for particular projects are entered into on a project-by-project basis.

Lease and property management services

CNOOC's associate and the Group have entered into an agreement and management agreements in respect of certain premises situated at CNOOC Plaza, No. 6 Dongzhimenwai Xiaojie, Beijing, the PRC as the head office of the Group in Beijing. The gross floor area of the premises is approximately 6,060 square metres. The monthly rent is Rmb996,100 and the annual management fees are Rmb2,004,270. Both the lease agreement and the management agreement are for a fixed term of four years commencing 1 January 2000.

CNOOC's associate and the Group entered into an office lease agreement in respect of certain office premises at 2-37 He Kou Jie, Tanggu District, Tianjin, the PRC. The gross floor area of the premises is approximately 12,245 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb1,127,108. The lease agreement is for a fixed term of four years commencing 1 January 2000.

CNOOC's associate and the Group entered into an office lease agreement in respect of office premises at Nantiao Road, Potou District, Zhanjiang, Guangdong Province, the PRC. The gross floor area of the premises is approximately 9,670 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb560,650. The lease agreement is for a fixed term of four years commencing 1 January 2000.

CNOOC's associate and the Group entered into an office lease agreement in respect of office premises at

20th, 22nd and 23rd Floors, 583 Lingling Road, Shanghai, the PRC. The gross floor area of the premises is approximately 3,439 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb392,046. The lease agreement is for a fixed term of four years commencing 1 January 2000.

CNOOC's associate and the Group entered into two lease agreements in respect of certain office premises situated at 1 Second Industrial Road, Shekou, Shenzhen, the PRC. The gross floor area of the premises is approximately 5,440 square metres. The monthly rent (including management fees but excluding water and electricity charges) is Rmb530,657. The lease agreements are for a fixed term of four years commencing 1 January 2000.

The Group entered into lease agreements with CNOOC's associates in respect of the three residential premises at 60 Bayshore Road and 50 Bayshore Road, Singapore at an aggregate quarterly rental of S$4,000 (excluding an aggregate quarterly service fee of approximately S$2,311).

The lease agreements expired on 30 September 2002 and the Group expects to renew the leases prior to the EGM on the same terms as previously agreed.

The aggregate amount of the annual rentals under these lease agreements is approximately Rmb43.3 million. The aggregate amount of management fees payable under the management agreements are Rmb2,004,270. Sallmanns (Far East) Limited, an independent valuer, has confirmed that the payments due under each of the lease agreements and the management agreement reflect the fair and reasonable commercial market rent and management fees, respectively.

The Company has entered into further lease agreements with CNOOC Group since the IPO and will continue to enter into further leases from time to time on normal commercial terms, subject to the annual limits set out below. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the aggregate rentals and management fees payable by the Group were approximately Rmb 49 million, Rmb 46 million and Rmb 27 million, respectively.

Sales of crude oil, condensate oil and liquefied petroleum gas

The Group may sell crude oil, condensate oil and liquefied petroleum gas to associates of CNOOC which engage in the downstream petroleum business at international market prices on normal commercial terms. The prices for such sales are, and will be, no less favourable to the Group than the prices for sales to independent third party customers of the Group such as China Petroleum & Chemical Corporation, PetroChina Company Limited and Castle Peak Power Company Limited. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the total amounts the Group received from associates of CNOOC were Rmb508 million, Rmb1,814 million and Rmb1,950 million, respectively, representing approximately 2.1%, 8.7% and 18.3% of the Group's total revenues for the respective periods.

3. REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

Prior to the Restructuring of CNOOC and establishment of the Company, the members of the CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the Restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and the CNOOC Group will constitute Ongoing Connected Transactions for the Company under the Listing Rules.

The Ongoing Connected Transactions as referred to in this Announcement are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the Ongoing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

4. APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 70.61% of the issued share capital of the Company, transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of the interests of CNOOC held indirectly through CNOOC BVI, CNOOC BVI and its associates will abstain from voting in relation to the resolutions approving the Ongoing Connected Transactions. An Independent Board Committee of the Company has been appointed to advise the Independent Shareholders on whether or not the terms of the Ongoing Connected Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An Independent Financial Advisor, Cazenove Asia Limited, has been appointed to advise the Independent Board Committee of the Company regarding the terms of the Ongoing Connected Transactions.

5. APPLICATION FOR NEW WAIVER

Under the Listing Rules, the Ongoing Connected Transactions as stated in Part 2 above would normally require full disclosure and/or prior Independent Shareholders' approval. However, as such transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain Shareholders' approval for each transaction as it arises. Accordingly, the Company has applied to the Stock Exchange to grant a waiver for a period of three years up to 31 December 2005 from the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions as described above and matters arising out or in connection with such Ongoing Connected Transactions on the conditions that:

i. in relation to the Ongoing Connected Transactions referred to in the paragraphs headed "Contracts with foreign petroleum companies", "Trademark licence agreements" and "Lease agreement in respect of Nanshan Terminal" the transactions, and the respective agreements (if any) governing such transactions, must be on terms that are fair and reasonable so far as the Company's shareholders are concerned, and in relation to the Ongoing Connected Transactions referred to in the paragraphs headed "Provision of materials, utilities and ancillary services", "Technical services", "Research and development services", "Lease and property management services" and "Sales of crude oil, condensate oil and liquefied petroleum gas" the transactions, and the respective agreements (if any) governing such transactions must be:

     a. entered into by the Group in its ordinary and usual course of business;

     b. either on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to or from independent third parties; and

     c. on terms that are fair and reasonable so far as the Shareholders are concerned;

ii. brief details of the Ongoing Connected Transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction, shall be disclosed in the Company's annual report and account for the relevant year;

iii. the Company's independent non-executive directors shall review annually the transactions and confirm, in hthe Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in (i) above and, where applicable, within the limit stated in (v) below;

iv. the Company's auditors shall carry out review procedures annually in relation to the Ongoing Connected Transactions and shall confirm in writing whether the transactions:

     a.   received the approval of the Directors;

     b. have been entered into in accordance with the pricing policies as stated in the Company's financial statements; and

     c. have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favourable than terms available to or from independent third parties.

For the purpose of the above review by the Company's auditors, CNOOC has undertaken to the Company that it will provide the auditors with access to its relevant accounting records;

v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:


-------------------- ------------------- --------------------- ------------------------------------------
The transactions     Annual   limit  in   Proposed     annual  Basis  of  determination  of the  new cap
                     the       Existing  limit   in  the  New  amounts
                     Waiver              Waiver
-------------------- ------------------- --------------------- ------------------------------------------
Materials,           10%     of     the  10% of  the  audited  During the Relevant  Period,  the maximum
utilities       and  audited             consolidated   total  amount in this category was 3.91%.  Based
ancillary  services  consolidated        revenues    of   the  on this track  record and the  projection
supply agreements    total  revenues of  Company    in    the  of future needs of such services,  prices
                     the   Company   in  immediate  preceding  and     availability    of    alternative
                     the      immediate  financial year        providers   of   such    services,    the
                     preceding                                 Directors   believe   that  the  new  cap
                     financial year                            amount for the three  years  ending on 31
                                                               December  2005  should  remain  at 10% of
                                                               the audited  consolidated  total revenues
                                                               of   the   Company   in   the   immediate
                                                               preceding  financial  year. The Directors
                                                               believe that the existing  limit provides
                                                               sufficient flexibility to the
                                                               Group.
-------------------- ------------------- --------------------- ------------------------------------------
Technical Services   In  respect of the  In  respect  of  the  During the Relevant  Period,  the maximum
                     three  f  inancial  three      financial  amount  in this  category  was Rmb  2,367
                     years   ending  31  years    ending   31  million.    Based   on   the    continued
                     December     2002,  December  2005,  Rmb  expansion of existing  oilfields  and the
                     Rmb          2,200  5,853  million,  Rmb  development   of   two   new   discovered
                     million,       Rmb  7,338   million  and  oilfields   in  Bohai   Bay   which   the
                     3,800  million and  Rmb  4,880  million,  Directors  expect to be  completed by the
                     Rmb          5,300  respectively          end of year 2004,  the Directors  believe
                     million,                                  that   the  new  cap   amount   for  such
                     respectively                              services  should  be  set  at  Rmb  5,853
                                                               million, Rmb 7,338 million and Rmb
                                                               4,880  million  for the  three  financial
                                                               years  ending on 31  December  2005.  The
                                                               increase  in the  cap  amounts  for  such
                                                               services  also  reflect the fact that the
                                                               Company is  increasingly  involved in the
                                                               operation  of  oilfields,  which  in turn
                                                               involves   the   provision  of  a  higher
                                                               amount   of   technical   services.   The
                                                               Directors  are of the  view  that the new
                                                               cap amounts provide sufficient  increment
                                                               for the  Group  to  capture  the  Group's
                                                               future anticipated expansion plan.
-------------------- ------------------- --------------------- ------------------------------------------
Research        and  In  respect of the  In  respect  of  the  During the Relevant  Period,  the maximum
development          three  f  inancial  three   f   inancial  amount  in  this   category  was  Rmb  52
services        for  years   ending  31  years    ending   31  million.  Based on this track  record and
particular projects  December     2002,  December  2005,  Rmb  the Company's  projection of future needs
                     Rmb  140  million,  141   million,   Rmb  for such services,  the Directors believe
                     Rmb  150   million  148  million and Rmb  the  new  cap  amounts  for  each  of the
                     and     Rmb    160  153         million,  three  financial years ending 31 December
                     million,            respectively          2005   should   be   marginally   revised
                     respectively                              downward  to Rmb  141  million,  Rmb  148
                                                               million     and    Rmb    153     million
                                                               respectively,  to take into  account  the
                                                               possible  inclusion  of the  research and
                                                               development  service  within the Company.
                                                               The   Directors   believe  such  new  cap
                                                               amounts  provide  sufficient  flexibility
                                                               to the Group
-------------------- ------------------- --------------------- ------------------------------------------
Sales    of   crude  In  respect of the  In  respect  of  the  During the Relevant  Period,  the maximum
oil, condensate oil  three  f  inancial  three   f   inancial  amount  in this  category  was Rmb  1,950
and       liquefied  years   ending  31  years    ending   31  million  (representing 18% of the audited
petroleum gas        December     2002,  December 2005,  42%,  consolidated  revenues of the Company for
                     4%,  25% and  38%,  56%     and     82%,  the six  months  ended 30 June  2002) and
                     respectively,     respectively, of the    amount has been increasing substantially


                     of the    audited   audited               during   the    Relevant
                     consolidated        consolidated   total  Period.  Based on the this track  record,
                     total  revenues of  revenues    of   the  the  ongoing   development   of  existing
                     the   Company   in  Company    in    the  oilfields and the  development of two new
                     the      immediate  immediate  financial  oilfields   in  Bohai   Bay   which   the
                     financial year      year                  Directors  expect to be  completed by the
                                                               end of year 2004,  the Directors  believe
                                                               the  new  cap   amounts   for  the  three
                                                               financial  years  ending  on 31  December
                                                               2005 should not exceed 42%,  56% and 82%,
                                                               respectively,      of     the     audited
                                                               consolidated   total   revenues   of  the
                                                               Company in the immediate  financial year.
                                                               The  increases  in such cap amounts  also
                                                               reflect  the fact that the crude oil from
                                                               new  oilfields,  which  is  made  up of a
                                                               higher  proportion  of heavy  crude  oil,
                                                               needs  to  undergo   refining   processes
                                                               which are carried out  primarily by CNOOC
                                                               Group.  The increases in such cap amounts
                                                               also  reflect  the fact that the  Company
                                                               may be  able  to  sell  its  products  at
                                                               higher  prices  to  CNOOC  Group  due  to
                                                               lower transportation  costs. The terms of
                                                               such sales to CNOOC  Group are,  and will
                                                               be, no less  favourable to the Group than
                                                               sales to independent  third parties.  The
                                                               cap  amounts  are based on the  Company's
                                                               own   projections  of  revenues  and  are
                                                               intended to provide  the  Company  with a
                                                               certain   level   of   flexibility.   The
                                                               Company will  continue to deal with other
                                                               customers   in  the   normal   course  of
                                                               business.  The Directors believe such new
                                                               cap    amounts     provide     sufficient
                                                               flexibility to the Group.
------------------- ------------------- --------------------- ------------------------------------------
General    research  Rmb 110 million     Rmb 110 million       During the Relevant  Period,  the maximum
and development                                                amount  in  this  category  was  Rmb  110
services agreement                                             million.  Based on this track  record and
                                                               the Company's  projection of future needs
                                                               for such services,  the Directors believe
                                                               that  the new cap  amount  for the  three
                                                               financial  years ending 31 December  2005
                                                               should be  maintained at Rmb 110 million.
                                                               The  Directors  believe  maintaining  the
                                                               existing cap amount  provides  sufficient
                                                               flexibility to the Group.
-------------------- ------------------- --------------------- ------------------------------------------
Lease           and  Rmb 55 million      Rmb 78 million        During the Relevant  Period,  the maximum
management services                                            amount  in  this   category  was  Rmb  49
                                                               million.    Based   on   the    Company's
                                                               projection  of  future  expansion  of its
                                                               business and  availability of alternative
                                                               providers,  the  Directors  believe  that
                                                               the  new  cap  amounts  for  each  of the
                                                               three  years  ending  31  December   2005
                                                               should  increase to Rmb 78  million.  The
                                                               Directors  believe  such a new cap amount
                                                               provides  sufficient  flexibility  to the
                                                               Group.
-------------------- ------------------- --------------------- ------------------------------------------

The proposed increase in the annual limits for the transactions is a result of the continued expansion in the scope and operations of the Group, including the ongoing development of existing oilfields and the development of two new oilfields in Bohai Bay; and

vi. the Company will undertake that if any of the terms of the agreements or arrangements referred to above are altered or if the Group enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future or if the limits stated in (v) above are exceeded, the Company will comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

6. GENERAL

A circular containing particulars of the Ongoing Connected Transactions, a letter from the Independent Board Committee, an opinion of Cazenove Asia Limited, the Independent Financial Advisor, together with a notice to convene the EGM to approve, among other things, the Ongoing Connected Transactions will be issued to the Shareholders as soon as practicable.

7. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associates"                            has the meaning ascribed to it in the Listing Rules

"Board"                                 The board of Directors

"Circular"                              the circular to be issued by the Company to its
                                        shareholders in respect of the New Waiver for the
                                        Ongoing Connected Transactions between the Group and the
                                        CNOOC Group

"CNOOC"                                 [CHINESE CHARACTERS](China National Offshore Oil
                                        Corporation), a state-owned enterprise incorporated
                                        under the laws of PRC on 12 February 1982, and the
                                        indirect controlling shareholder of the Company

"CNOOC BVI"                             CNOOC (BVI) Limited, a company incorporated on 6 August
                                        1999 in the British Virgin Islands with limited
                                        liability, a wholly-owned indirect subsidiary of CNOOC
                                        and the controlling shareholder of the Company "CNOOC
                                        China"   CNOOC China Limited, a wholly foreign-owned
                                        enterprise established on 15 September 1999 under the
                                        laws of the PRC, which is wholly-owned by the Company

"CNOOC Group"                           CNOOC and, following the Restructuring, its subsidiaries
                                        and affiliates, excluding the Group

"Company"                               CNOOC Limited, a company incorporated on 20 August 1999
                                        in Hong Kong under the Companies Ordinance with limited
                                        liability

"Director(s)"                           director(s) of the Company

"EGM"                                    an extraordinary general meeting of the Company to be
                                        held to approve the Ongoing Connected Transactions

"Existing Waiver"                        the waiver granted by the Stock Exchange on 3 April
                                        2001 to the Company in respect of the Ongoing Connected
                                        Transactions between the Group and the CNOOC Group,
                                        subject to the conditions set out in such waiver

"Group"                                 the Company and its subsidiaries

"HK$"                                   Hong Kong dollars, the lawful currency of Hong Kong

"Independent Shareholders"              Shareholders other than CNOOC BVI and its associates

"Independent Board Committee"            an independent committee of the Board of directors of
                                        the Company established on 2 December 2002 for the
                                        purpose of reviewing the Ongoing Connected Transactions

"IPO"                                   the Initial Public Offering of the Company's shares in
                                        the year 2001

"Listing Rules"                         the Rules Governing the Listing of Securities on the
                                        Stock Exchange

"New Waiver"                            the waiver submitted to the Stock Exchange by the
                                        Company applying for a waiver from strict


                                        compliance with the Listing Rules in respect of the Ongoing
                                        Connected Transactions

"Ongoing Connected Transactions"        the ongoing connected transactions which are and will
                                        continue to be entered into between the Group and the
                                        CNOOC Group, comprising the connected transactions which
                                        were the subject of the Existing Waiver "PRC" the
                                        People's Republic of China

"Prospectus"                            the prospectus dated 16 February 2001 issued by the
                                        Company relating to its IPO and the listing of its
                                        shares on the Stock Exchange

"Restructuring"                         the restructuring of the CNOOC Group of companies now
                                        comprised within the Group and their respective
                                        businesses, effective 1 October 1999 and as detailed in
                                        the Prospectus

"Rmb"                                   Renminbi, the lawful currency of the PRC

"Shareholder(s)"                        the holder(s) of shares of the Company

"Stock Exchange"                        The Stock Exchange of Hong Kong Limited


For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1 = Rmb$1.06 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

                                                    By Order of the Board
                                                          Cao Yunshi
                                                      Company Secretary
-------------------------------------------------------------------------------

                                (CNOOC LIMITED)
                             [CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


                         EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 23 December 2002 at 11 am for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary
Resolutions:

                              ORDINARY RESOLUTION

1. "THAT the ongoing connected transactions as described in the Announcement made by the Company on 5 December 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

                                                   By Order of the Board
                                                         Cao Yunshi
                                                     Company Secretary
Hong Kong, 5 December 2002

Notes:

1. Shareholders whose names are registered in the register of members of the Company on or before 18 December 2002 are entitled to attend and vote at the Extraordinary General Meeting.

2. Any Shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Registered Office of the Company not later than 48 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

3. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of the Registered Office of the Company:

CNOOC Limited
65/F, 1 Garden Road, Hong Kong
Tel: 852-2213 2500
Fax: 852-2525 9322

                                    [LOGO]
                                 CNOOC LIMITED
                             [CHINESE CHARACTERS]
              (Incorporated in Hong Kong with limited liability)

      Form of proxy for the Extraordinary General Meeting to be held on
                               23 December 2002

I/We (Note 1)
_______________________________________________________________________________
of_____________________________________________________________________________
being the registered holder(s) of _______________shares (Note 2) of HK$0.10 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or______________________ of_____________________________________________________________________________
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road. Hong Kong on 23 December 2002 at 11 am for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below (Note
4).

------------------------------------------------------------------ ------------------- ------------------
                   RESOLUTION                                         FOR (Note 4)      AGAINST (Note 4)
------------------------------------------------------------------ ------------------- ------------------
THAT the  ongoing  connected  transactions  as  described  in the
Announcement  made by the Company on 5 December  2002,  which the
Company  expects to occur on a regular  and  continuous  basis in the  ordinary and usual course of business of the Company and its subsidiaries,  as the case may be,  be and are  hereby  generally and  unconditionally  approved  and the  directors of the Company are hereby authorised to do all such further  acts and things and execute such further  documents and take all such steps which in their  opinion may be necessary, desirable or  expedient  to implement  and/or give effect to the terms of the Connected
Transactions.
------------------------------------------------------------------ ------------------- ------------------

Date this________ day of ____________ 2002 Signature (Note 5)__________________

Notes:

1.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited



                                             By:  /s/ Cao Yunshi
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: December 5, 2002